January 18, 2019

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, DC 20549-1090.

Re:	ProSight Global, Inc. (CIK 0001634038)

Confidential Submission of Draft Registration Statement on Form S-1

Ladies and Gentlemen:

ProSight Global, Inc. (the “Company”), hereby confidentially submits a draft Registration Statement on Form S-1 (the “Registration Statement”) pursuant to the Jumpstart Our Business Startups Act and Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”), for non-public review by the staff of the Securities and Exchange Commission (the “Staff”). The draft Registration Statement relates to the Company’s proposed initial public offering of common stock, par value $0.01 per share.

The Company is an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act. Therefore, the Company is permitted to make this confidential submission of its draft Registration Statement for review by the Staff.

Please direct all notices and communications with respect to this confidential submission to:

Frank D. Papalia

Chief Legal Officer

ProSight Global, Inc.

412 Mt. Kemble Avenue

Suite 300

Morristown, NJ 07960

Telephone: (973) 532-1900

and a copy to:

Robert G. DeLaMater

C. Andrew Gerlach

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Telephone: (212) 558-4000

Very truly yours,

ProSight Global, Inc.

By:	/s/ Frank D. Papalia
	Name:	Frank D. Papalia
	Title:	Chief Legal Officer

cc:	Joseph J. Beneducci, CEO, ProSight Global, Inc.

Robert G. DeLaMater
C. Andrew Gerlach
Sullivan & Cromwell LLP